Exhibit 24(b)(4.28)
ING Life Insurance and Annuity Company

ENDORSEMENT

This Contract, and the Certificate, if applicable, are endorsed as follows.

We will apply a transfer credit to assets transferred from another investment provider and allocated to Individual Accounts under this Contract. The amount of the transfer credit will equal [5%] of the amount of transferred assets, less any applicable premium tax.

The transfer credit amount is calculated on the first anniversary of the Individual Account Effective Date. The amount of the transfer credit is based on transferred assets allocated to the Individual Account, minus any withdrawals. The transfer credit amount is deposited in the Fixed Plus Account II.

Endorsed and made part of this Contract, and the Certificate, if applicable, on the Effective Date of the Contract and
Certificate.

/s/ Catherine H. Smith

President
ING Life Insurance and Annuity Company

E-MMTC-10